SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 7, 2018 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and B3: GOLL4), announces today preliminary air traffic figures for the month of April, 2018. Comparisons refer to the same period of 2017.

Highlights

|           The total volume of GOL departures increased by 0.6% and the number of seats was up 1.0% in April, resulting in an increase in total supply (ASKs) of 0.8%.  GOL’s total load factor was 79.9% in April 2018, 0.9 p.p up over the same period of 2017, due to the growth in GOL’s total demand (RPK) of 1.9% in the period.

|           In the domestic market, volume of departures and number of seats increased by 1.1% and 1.4%, respectively over April 2017, resulting in an increase in GOL domestic supply (ASK) of 1.3%.  GOL domestic demand (RPK) grew by 3.0% and GOL’s domestic load factor was up 1.3 p.p in comparison to the same month of the previous year, achieving 80.5%.

|           In April 2018, GOL’s international market supply (ASK) and demand (RPK) decreased by 3.6% and 7.2%, respectively, decreasing international load factor by 2.9 p.p. in relation to April 2017.

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures (¹)			LTM Traffic Figures (¹)
Operational data *	Apr/18	Apr/17	% Var.	4M18	4M17	% Var.	Apr/18 LTM	Apr/17 LTM	% Var.
Total GOL
Departures	19,073	18,950	0.6%	83,522	83,050	0.6%	251,126	250,171	0.4%
Seats (thousand)	3,200	3,170	1.0%	14,000	13,904	0.7%	42,049	41,815	0.6%
ASK (million)	3,456	3,430	0.8%	15,877	15,449	2.8%	47,122	46,175	2.1%
RPK (million)	2,762	2,711	1.9%	12,751	12,273	3.9%	37,708	36,167	4.3%
Load Factor	79.9%	79.0%	0.9 p.p	80.3%	79.4%	0.9 p.p	80.0%	78.3%	1.7 p.p
Pax on board (thousand)	2,495	2,410	3.5%	10,786	10,542	2.3%	32,545	31,570	3.1%
Domestic GOL
Departures	18,036	17,848	1.1%	78,146	78,261	-0.1%	236,378	235,868	0.2%
Seats (thousand)	3,017	2,974	1.4%	13,143	13,056	0.7%	39,536	39,285	0.6%
ASK (million)	3,068	3,028	1.3%	13,848	13,718	1.0%	41,589	41,032	1.4%
RPK (million)	2,470	2,397	3.0%	11,165	10,904	2.4%	33,506	32,308	3.7%
Load Factor	80.5%	79.2%	1.3 p.p	80.6%	79.5%	1.1 p.p	80.6%	78.7%	1.8 p.p
Pax on board (thousand)	2,358	2,260	4.4%	10,051	9,876	1.8%	30,585	29,708	3.0%
International GOL
Departures	1,037	1,102	-5.9%	5,376	4,789	12.3%	14,748	14,303	3.1%
Seats (thousand)	183	195	-6.1%	857	847	1.1%	2,513	2,530	-0.7%
ASK (million)	388	402	-3.6%	2,029	1,731	17.2%	5,533	5,143	7.6%
RPK (million)	291	314	-7.2%	1,586	1,368	15.9%	4,202	3,860	8.9%
Load Factor	75.1%	78.0%	-2.9 p.p	78.2%	79.0%	-0.9 p.p	75.9%	75.1%	0.9 p.p
Pax on board (thousand)	136	150	-9.3%	736	665	10.5%	1,960	1,862	5.3%
On-time Departures	94.6%	96.2%	-1.6 p.p	94.3%	95.0%	-0.8 p.p	94.4%	94.5%	-0.1 p.p
Flight Completion	98.4%	98.2%	0.2 p.p	98.1%	98.6%	-0.4 p.p	98.3%	98.1%	0.2 p.p
Cargo Ton	8.6	8.2	5.6%	34.3	31.3	9.7%	105.8	97.0	9.1%
* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month. (1) Preliminary Figures

Investor Relations
ri@voegol.com.br
www.voegol.com.br/ir
+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 66 destinations, 55 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,300 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.